Exhibit 21.1

Cobalt International Energy, Inc. Subsidiary List

Subsidiary	Jurisdiction of Formation
Cobalt International Energy GP, LLC	Delaware
Cobalt International Energy, L.P.	Delaware
Cobalt GOM LLC	Delaware
Cobalt GOM #1 LLC	Delaware
Cobalt GOM #2 LLC	Delaware
Cobalt International Energy Overseas Ltd.	Cayman Islands
Cobalt International Energy German Verwaltungs GmbH	Germany
Cobalt International Energy Germany GmbH & Co. KG	Germany
Cobalt International Energy Angola Ltd.	Cayman Islands
CIE Angola Block 9 Ltd.	Cayman Islands
CIE Angola Block 20 Ltd.	Cayman Islands
CIE Angola Block 21 Ltd.	Cayman Islands
Cobalt International Energy Gabon Ltd.	Cayman Islands
CIE Gabon Diaba Ltd.	Cayman Islands
CIE Mexico, LLC.	Delaware
CIE Mexico 2, LLC.	Delaware
Cobalt Energía de México, S. de R.L..	Mexico
Kwanza Basin Limited	Cayman Islands